Mail Stop 3561

September 18, 2008

Richard E. Kessel
President and Chief Executive Officer
Environmental Power Corporation
120 White Plains Road, 6th Floor
Tarrytown, New York 10591

> **Re:**   **Environmental Power Corporation**
>   **Amendment No. 1 to Registration Statement on Form S-3**
>   **Filed September 10, 2008**
>   **File No. 333-152807**

Dear Mr. Kessel:

We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your response to prior comment one from our letter dated September 2, 2008. Please provide us with your analysis as to how Black River Commodity Clean Energy Investment Fund LLC should not be considered as either controlling, controlled by or under common control with the company in light of the fact that it currently owns 9.9% of the common stock, has voting rights with respect to the 224,993 Series A 9% cumulative preferred stock and has the right to acquire an additional 2,258,930 shares of common stock upon the conversion of the Series A preferred stock.

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As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

You may contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Scott Pueschel
        Pierce Atwood LLP
        Via Facsimile